
snapify
Redefining
Professional
Event
Photography

INVEST IN **SNAPIFY**

All-in-one AI-powered solution to redefine professional event photography

LEAD INVESTOR



Ronen Neutra

I am a true believer in efficiency and automation of processes and have spent my whole career and business focus over the last 30 years in the realm of Biotech and lab automation. Snapify's vision of streamlining event photography with AI and technology, just makes sense. Photography has come such a long way and yet event photography has been stuck behind. The market clearly is there, and I have full confidence in Snapify's vision and in their leadership team's capabilities to drive their vision to success.

Invested $50,000 this round

snapify.ai New York NY

Highlights

1. $53B serviceable available market, expected to reach over 275,000 professional event photographers

2. Early Bird discount available until $1,602,400 is reached

3. Most significant tech advancement in the event photography industry

4. First all-in-one AI solution created specifically for professional event photographers

5. Recurring Revenue model with massive serviceable market size of $15 billion

6. 90% faster post-shoot editing with Snapify's intuitive AI-powered platform

7. $1.4 million already invested in our patent-pending AI technology

---

Our Team



Shai Zohar Chairman and CTO

Shai has more than 20 years of experience in the software development industry and has held the role of CTO in various technological companies. Prior to joining the world of tech, Shai also forged a successful career as a Real Estate entrepreneur.



Ran Rahav CEO

Ran is a highly-experienced media industry professional. As a LiveU executive for 15 years, he was a part of the company's journey, taking it from zero to a $500M acquisition.



Cid Carver Head of Marketing

With a passion for hardware, digital marketing and crowdfunding, Cid brings more than 10 years of experience to the table and has led multiple crowdfunding campaigns to successful multi-million dollar launches.



Noam Salach Head Photographer & Account Manager

Noam is a seasoned professional event photographer, who is now leading the business development efforts in the US and acting as the customer liaison to ensure 100% product satisfaction.



Shahar Aizik Head of Product & Design

With more than 10 years of experience in graphic design, Shahar has developed a diverse set of skills across various roles. Her expertise spans from art direction to digital marketing, and UX/UI design.

The future of professional event photography.


Introducing


Snapify
90% faster post-shoot editing process, freeing up photographers to do more of what they love

With the $53 billion photographic services industry long overdue for disruption – Snapify's beta users are already calling our patent-pending AI technology a game-changer!

Our mission is to redefine and simplify (a.k.a. 'snapify') typically-tedious workflows for busy event photographers and improve the client and attendee experience by making both the shoot *and* post-photoshoot processes fast, secure, and effortless.

Snapify's intuitive solution for professional photographers fits seamlessly into their day-to-day work, giving them a competitive edge by significantly reducing their post-production workload.


Snapify AI
BACKS UP
FILTERS
EDITS
CREATE GALLERY

> ***Snapify helps professional event photographers to back-up, cull, edit and deliver their event snaps – in a snap!***

The Problem:

The current event photography workflow is (really) outdated

Whatever the occasion – from weddings to corporate events – hosts want to relive their precious memories and receive their beautiful photos quickly.

- **Too many disparate tools and services:** Professional photographers typically use a host of fragmented platforms both during and after the shoot, so the editing process is fiddly, and can take weeks.
- **Tedious post-shoot editing can be incredibly time-consuming:** Photo editing is by far the most time-consuming aspect of an event photographer's job, involving a lot of backing up, filtering, culling, and other repetitive drudge work.
- **Less 'me' time for photographers and more wait time for event hosts:** The current workflow is so time-consuming, photographers have less time to take on other jobs (or to simply enjoy more free time between jobs), and event hosts are frustrated by excessive wait times.

Snapify's solution is a 'first-of-its-kind'

Although there are various products currently on the market that offer either wireless tethering solutions to transfer photo files or AI-powered batch-photo editing – there hasn't been a platform that offers an all-in-one, end-to-end solution – from shoot to delivery.

solution – from shoot to delivery.


The competition

Platform	e2e post processing	Automatic backup	Image culling	Image processing	Image sharing
Snapify	✓	✓	✓	✓	✓
Aftershoot	✗	✗	✓	✗	✗
Lightroom	✗	✗	✗	✓	✗
Pixieset	✗	✗	✗	✗	✓

SNAPIFY'S ALL-IN-ONE SOLUTION:

A game changer for professional event photographers

The Snapify suite: What's included, four simple components, one powerful end-to-end solution that shortens professional photography workflows by as much as 90%.


SNAPIFY
SNAPIFY
AI-POWERED


DEVICE
CARD
EDITING TECHNOLOGY
SNAPIFY APP

- **Snapify device:** Snapify adds 5G connectivity through a small, lightweight device that connects wirelessly to any professional camera and backs up photos to the cloud in real time.
- **Snapify card:** An SD card connects the camera to the Snapify device and app. It also serves as a secondary backup to the primary SD card, and saves countless hours typically spent on file transfers.
- **AI-powered editing technology:** Our AI algorithm applies sophisticated, studio-quality culling and editing, including the photographer's own editing styles as a guide. Photographers can also edit photos manually if they want to.
- **Snapify app:** Available on both mobile & web, the app is used to manage photos, share them with clients, and receive payments. Clients can use it too, to access, sort and engage with the photos.

Why Snapify?

Because it's a win-win-win

Photographers

can spend more time taking photos and booking events, avoiding the burnout that comes from traditional event photography, and freeing up time to do more of what they love.





Event Hosts

can access professional, high-quality, edited images both in real-time during their event or the next day, all from a dedicated mobile app or web gallery.

Event Guests

can access their pictures in real-time via the Snapify app, and if they consent for facial recognition, they can see photos of themselves at the event just seconds after they're shot!



Why Photographers Love Snapify




Increased Productivity
Save countless hours transferring files between multiple memory cards and devices, and deliver photos to your clients in real time – all without lifting a finger (except to click!)
Improved Efficiency
Our AI algorithm kicks in almost instantly to cull and edit the photos using powerful features, as well as your own preferred styles
Peace Of Mind
Snapify backs up your photos directly to the cloud, giving you extra peace of mind so you can focus on the event


How it works
1.
2.
3.
4.
Take photos
Automatic upload
Snapify AI processing
Share with the clients

1. The photographer takes photos at an event, such as a wedding, bar/bat mitzvah, or corporate events
2. Photos are uploaded to the Snapify cloud in *real-time* using a small, dedicated cellular-based device that wirelessly connect to the camera

3. Snapify automatically starts processing and editing the photos using a powerful AI algorithm.

4. The photographer shares photos with event hosts and guests using a digital photo gallery via the Snapify app


Patent
Pending
Technology


K
intro_to_snapify (1080p).mp4
Kath Lupante
4 WEEKS SINCE THE WEDDING.
STILL NO PHOTOS...
01:23
vimeo

> *The result is a workflow that's up to 90% shorter, giving event owners access to the photos that they want to see, share, and enjoy – much, MUCH faster.*


The Opportunity
• Solving a real need in a growing market
• Disrupting a $53 billion market

__Source__.

Unless you've been hiding under a rock, you'd know that AI is becoming the driving technology behind many products and industries right now.


AI market size is expected to grow by at least 120% year-over-year
The global AI market is valued at over $136 billion
AI industry value is projected to increase by over 13x over

__Source__.

The global photographic services market is also booming, and expected to be **valued at $52 billion by 2026**, growing at a compound annual growth rate (CAGR) of 6%.

But while current event photography workflows involve the use of multiple tools and applications at once, Snapify's all-in-one, end-to-end AI solution includes real-time storage, editing, and photo-sharing features that no other solution is

real-time storage, editing, and photo-sharing features that no other solution is offering.

This means we're well-positioned to disrupt this massive market.

Here are just a few indicators we're on track for rapid growth:

- Our successful beta testing phase started at the end of 2022, and we are getting fantastic feedback and endorsements.
- By the end of 2023, we expect to have around 200 paying customers, generating $1 million in revenue (ARR).

Forward-looking projections are not guaranteed.


MP

I JOINED SNAPIFY AS A BETA TESTER, BUT NOW, I CANNOT IMAGINE GOING TO A CLIENT EVENT WITHOUT IT. THE AMOUNT OF TIME AND HEADACHE THAT SNAPIFY SAVES ME, IS INVALUABLE. MY PHOTOS ARE LITERALLY AUTOMATICALLY BACKED UP, AND EDITED AND THE WEB GALLERY CAN BE SHARED WITHIN DAYS, NOT WEEKS.

Mordy

> ***Top investment firms and financial analysts are calling 2023 the best year to invest in AI.***

WHY INVEST IN SNAPIFY?

It boils down to this:

1. The professional photography market is massive and growing.
2. Investing in AI is a smart move, especially now – particularly in industries as ripe for innovation as event photography.
3. Our beta testers say Snapify is a game-changer.
4. Millions of pro photographers *need* Snapify to compete in an era where customers expect top-quality photos and ultra-fast delivery.



SINCE I STARTED WORKING WITH SNAPIFY, I'M ABLE TO DELIVER MY CLIENTS PERFECTLY EDITED EVENT PHOTOS SHORTLY AFTER THE EVENT, INSTEAD OF WEEKS AND HAVE BEEN ABLE TO SAVE HOURS OF TIME AT THE COMPUTER

Itzhak

Joining Snapify on the ground floor today as an equity crowdfunding investor – before we experience what we believe will be exponential growth – is also a great way to broaden and diversify your investment portfolio with minimum

fuss, and support a product you believe in.

Our entire Snapify team continues to work tirelessly to ensure success – not just for ourselves and our families, but for YOU – our investors.


We're raising
$ 5 Million
50% on Product Development
20% on Operations
30% on Marketing and Sales
30%
50%
20%

Only $2M of the $5M is being raised in this Wefunder offering.

Join us on this exciting journey to redefine the future of professional event photography.


Invest in Snapify today

Timeline

Idea	Implementation	Management	Build a team	BETA
Exploring	Hire 2 freelancers developers	Bring CEO onboard	Hire 4 developers and head of R&D	Prototype is ready
AUG 21	OCT 21	FEB 22	MAY 22	SEP 22

$500K INVESTED IN 2022

Design partners	Seed investment	US Penetration	Growth	SCALE
5- 10 Beta testers	1M seed investment 15 people team	US 20 beta testers US sales team	US 10-20 paying costumers	~200 paying costumers
NOV 22	JAN 23	MARCH 23	MAY 23	EOY 23

The Team



Shai Zohar
Founder,
Chairman & CTO



Genia Zohar
Co-Owner



Ran Rahav
Co-founder, CEO



Noam Salach
Head of
photographers



Shahar Aizik
Head of
Product & Design



Itzhak Kapash
Computer Vision &
Deep Learning
Software Engineer



Doron Benta
QA & Release
Manager



Yochai Katz
Customer Success
& Operation



Barkay Wolfsohn
US GM



Cid Carver
Head of
Marketing



Hayk Manucharyan
Senior Software
Engineer



Vahe Saroyan
Reactive Native
Developer



Albert Minasyan
Senior Software
Developer



Arthur Tumanyan
Software
Engineer

Invest in Snapify today

Downloads

Snapify WeFunder April23.pdf